UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VADDA ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

91873M104
(CUSIP Number)

Anita G. Blankenship
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067
(214) 222-6500

Daro Blankenship
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067
(214) 222-6500

With copy to:

Lawrence B. Mandala
Munck Carter, LLP
12770 Coit Road, Suite 600
Dallas, Texas 75251
(972) 628-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

On October 10, 2003, the Issuer filed a Form 15 terminating registration of its Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”). Subsequently, on July 5, 2011, the Issuer filed a Registration Statement on Form 10 to register its Common Stock pursuant to Section 12(g) of the Exchange Act. The Form 10 Registration Statement was subsequently amended and became effective on September 6, 2011. As a result of the effectiveness of the Issuer’s Form 10, the Reporting Persons are amending the initial Schedule 13D filed by such persons, to reflect changes in beneficial ownership between October 10, 2003 and the date of this amendment. In addition, this Schedule 13D is being amended to add Daro Blankenship, spouse of Anita G. Blankenship, as an additional Reporting Person.

CUSIP No. 91873M104
1.	Names of Reporting Persons. Anita G. Blankenship
2.	Check the appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,650,000
	8.	Shared Voting Power 80,367,708
	9.	Sole Dispositive Power 2,650,000
	10.	Shared Dispositive Power 80,367,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,017,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.64%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91873M104
1.	Names of Reporting Persons. Daro Blankenship
2.	Check the appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,650,000
	8.	Shared Voting Power 80,367,708
	9.	Sole Dispositive Power 2,650,000
	10.	Shared Dispositive Power 80,367,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,017,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.64%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91873M104
1.	Names of Reporting Persons. The Moarmoff Trust
2.	Check the appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 76,750,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 76,750,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.63%
14.	Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (“Common Stock”), of Vadda Energy Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1660 S. Stemmons Freeway, Suite 440, Lewisville, Texas 75067.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by The Moarmoff Trust, an Indiana irrevocable trust (“Trust”), Anita G. Blankenship, an individual residing in Texas, and Daro Blankenship, an individual residing in Texas (collectively, the “Reporting Persons”).  Ms. Blankenship currently serves as the sole trustee of the Trust.  Accordingly, Ms. Blankenship may be deemed to have beneficial ownership over the securities reported herein by virtue of the discretion and authority granted to Ms. Blankenship to vote and to dispose of the securities held by the Trust pursuant to its constituent documents.  Daro Blankenship is the spouse of Anita G. Blankenship and may be deemed to have beneficial ownership over the securities reported herein as beneficially owned by Ms. Blankenship by virtue of their relationship.

(b) – (c) The principal business address of Anita G. Blankenship, Daro Blankenship and the Trust is 1660 S. Stemmons Freeway, Suite 440, Lewisville, Texas 75067. Trust is an Indiana irrevocable trust engaged in the business of holding funds and making investments as a fiduciary for the benefit of the trust beneficiaries.  Ms. Blankenship serves as the Executive Vice President of the Issuer. Daro Blankenship serves as President and Chief Executive Officer of the Issuer.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  In April 2011, the Securities Commissioner of Colorado entered a cease and desist order directing Daro Blankenship (among other parties) to refrain from committing or causing any violations of Sections 301, 401 or 501 of the Colorado Securities Act, or otherwise engaging in conduct in violation of the Colorado Securities Act (the “ Colorado Order ”). The Colorado Order alleged that Mr. Blankenship violated the Colorado Securities Act by offering securities without an exemption from registration and violated provisions of the Colorado Securities Act relating to the registration and employment of securities brokers/dealers or sales representatives . Mr. Blankenship has filed a notice of appeal of the Colorado Order.

Other than as provided above in this Item 2(e), during the last five years, none of the Reporting Persons have been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which would subject such Reporting Person(s) to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Trust was organized under the laws of the State of Indiana. Mr. and Ms. Blankenship are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On July 18, 2003, 8,500,000 shares of Issuer Common Stock were acquired by the Trust in exchange for (i) 1,500,000 shares of common stock of Mieka Corporation that were held by Trust among its existing portfolio assets and (ii) $1,000 in cash that Trust took out of its working capital.

On March 10, 2004, the Issuer issued (i) 400,000 shares of Common Stock to Anita G. Blankenship, (ii) 400,000 shares of Common Stock to Daro Blankenship, and (iii) 4,500,000 shares of Common Stock to the Trust, in consideration of prior services rendered with a fair value of $0.003 per share.

On April 27, 2009, the 4,500,000 shares were distributed by the Trust to Anita G. Blankenship and Daro Blankenship (2,250,000 shares to each).

On December 30, 2009, pursuant to an Agreement and Plan of Merger dated November 6, 2009 (the “Merger Agreement”), the Issuer issued 69,000,000 shares of Common Stock to the Trust, in consideration for an 81% equity interest in Mieka Corporation valued at approximately $23,460,000. The equity interest was held by the Trust among its existing portfolio assets.

On December 30, 2009, Mieka Corporation distributed 967,708 shares of Issuer Common Stock valued at $16,891 to Two Ships, LLC (“Two Ships”), a company owned by Anita G. Blankenship and Daro Blankenship, as a dividend on certain preferred stock of Mieka Corporation held by Two Ships.

Item 4.  Purpose of Transaction

On October 10, 2003, the Issuer filed a Form 15 terminating registration of its Common Stock under the Exchange Act. Subsequently, on July 5, 2011, the Issuer filed a Registration Statement on Form 10 to register its Common Stock pursuant to Section 12(g) of the Exchange Act. The Form 10 Registration Statement was subsequently amended and became effective on September 6, 2011. As a result of the effectiveness of the Issuer’s Form 10, the Reporting Persons are amending the initial Schedule 13D filed by such persons, to reflect changes in beneficial ownership between October 10, 2003 and the date of this amendment. In addition, this Schedule 13D is being amended to add Daro Blankenship, spouse of Anita G. Blankenship, as an additional Reporting Person.

The Trust initially acquired shares of Issuer Common Stock (the "Acquisition") pursuant to a Common Stock Exchange Agreement, dated July 18, 2003 (the “Common Stock Exchange Agreement”), between the Trust and Issuer and a Common Stock Purchase Agreement, dated July 18, 2003 (the “Common Stock Exchange Agreement”), between the Trust and APMSAFE.com, Inc. ("APMSAFE"), the former controlling shareholder of Issuer. As a result of the Acquisition: (i) the Trust acquired 2,511,994 shares of newly issued Common Stock from the Issuer and acquired 5,988,006 shares of Issuer Common Stock from APMSAFE, (ii) the Trust became the controlling shareholder of the Issuer, holding 81.46% of the issued and outstanding Common Stock, and (iii) the Issuer became the owner of 15% of the outstanding common stock of Mieka Corporation. Members of the Board of Directors of the Issuer tendered resignations and were replaced by designees appointed by the Trust at the closing of the Acquisition. Subsequently, the Issuer's name was changed from Biometric Verification Holdings, Inc. to Vadda Energy Corporation and its intended business was changed to oil and gas exploration.

On March 10, 2004, the Issuer issued (i) 400,000 shares of Common Stock to Anita G. Blankenship, (ii) 400,000 shares of Common Stock to Daro Blankenship, and (iii) 4,500,000 shares of Common Stock to the Trust, in consideration of prior services rendered with a fair value of $0.003 per share.

On April 27, 2009, the 4,500,000 shares of Issuer Common Stock issued to Trust in March 2004 were distributed by the Trust to Anita G. Blankenship and Daro Blankenship (2,250,000 shares to each).

On December 30, 2009, pursuant to an Agreement and Plan of Merger dated November 6, 2009 (the “Merger Agreement”), the Issuer issued 69,000,000 shares of Common Stock to the Trust, in consideration for an 81% equity interest in Mieka Corporation valued at approximately $23,460,000. The equity interest was held by the Trust among its existing portfolio assets.

On December 30, 2009, Mieka Corporation distributed 967,708 shares of Issuer Common Stock valued at $16,891 to Two Ships, LLC (“Two Ships”), a company owned by Anita G. Blankenship and Daro Blankenship, as a dividend on certain preferred stock of Mieka Corporation held by Two Ships.

As of the date of this Schedule 13D, Anita G. Blankenship and Daro Blankenship, plan to cause the number of directors of the Issuer to be increased to 6 members. Mr. and Mrs. Blankenship further expect to cause the Issuer to engage in capital raising efforts to fund operations.

The shares acquired by and collectively held by the Reporting Persons, directly and indirectly (collectively, the “Shares”), were acquired for investment purposes.  Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Shares and any other securities of the Issuer.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Shares and other securities of the Issuer.  The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, and though they reserve the right to do so, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) Both Anita G. Blankenship and Daro Blankenship may be deemed to beneficially own an aggregate of 83,017,708 shares of Common Stock, representing approximately 79.64% of the outstanding shares of Common Stock. The Trust may be deemed to beneficially own an aggregate of 76,750,000 shares of Common Stock, representing approximately 73.63% of the outstanding shares of Common Stock. The foregoing percentages are based on 104,235,236 shares of Common Stock outstanding as of August 15, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) Of the 83,017,708 shares of Common Stock that may be deemed beneficially owned by Anita G. Blankenship, 2,650,000 are held directly by Ms. Blankenship. With respect to shares held directly by Ms. Blankenship, she has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares. The remaining shares of Common Stock that may be deemed beneficially owned by Ms. Blankenship are held by her spouse, Daro Blankenship (2,650,000 shares), the Trust (76,750,000 shares) and Two Ships (967,708). Anita G. Blankenship has no power to vote, direct the voting of, dispose of or direct the disposition of shares held by Daro Blankenship, and shares such powers with respect to shares held by the Trust and Two Ships.

Of the 83,017,708 shares of Common Stock that may be deemed beneficially owned by Daro Blankenship, 2,650,000 are held directly by Mr. Blankenship. With respect to shares held directly by Mr. Blankenship, he has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares. The remaining shares of Common Stock that may be deemed beneficially owned by Mr. Blankenship are held by his spouse, Anita G. Blankenship (2,650,000 shares), the Trust (76,750,000 shares) and Two Ships (967,708). Daro Blankenship has no power to vote, direct the voting of, dispose of or direct the disposition of shares held by Anita G. Blankenship or the Trust, and shares such powers with respect to shares held by Two Ships.

The Trust and Anita G. Blankenship, its trustee, share the power to vote, direct the voting of, dispose of and direct the disposition of the 76,750,000 shares held beneficially by the Trust.

(c) There have been no transactions effected with respect to the Common Stock by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) Of the 83,017,708 shares of Common Stock that may be deemed beneficially owned by Anita G. Blankenship and Daro Blankenship, 2,650,000 are owned directly by Anita G. Blankenship, 2,650,000 are owned directly by Daro Blankenship, 76,750,000 are owned directly by the Trust, and 967,708 are owned by Two Ships, an entity owned by Mr. and Ms. Blankenship.  Other than as provided in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Common Stock Exchange Agreement, the Common Stock Purchase Agreement and the Merger Agreement described in Item 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and among such persons and any other person with respect to any securities of Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement dated as of September 21, 2011, among the Trust, Daro Blankenship and Anita G. Blankenship.

Exhibit 2:  Common Stock Exchange Agreement dated as of July 18, 2003 by and between the Trust and the Issuer (then known as Biometric Verification Holdings, Inc.) (incorporated by reference to Exhibit 2 to the Reporting Persons’ initial Schedule 13D filed October 2, 2003).

Exhibit 3:  Common Stock Purchase Agreement as of July 18, 2003 by and between the Trust and the APMSAFE (incorporated by reference to Exhibit 3 to the Reporting Persons’ initial Schedule 13D filed October 2, 2003).

Exhibit 4:  Agreement and Plan of Merger dated November 6, 2009 (incorporated by reference to Exhibit 2.1 filed with Issuer’s Registration Statement on Form 10 on July 5, 2011).

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2011	THE MOARMOFF TRUST

	By:	/s/ Anita G. Blankenship
	Name:	Anita G. Blankenship
	Title:	Trustee

/s/ Anita G. Blankenship
Anita G. Blankenship, Individually

/s/ Daro Blankenship
Daro Blankenship, Individually

EXHIBIT 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of The Moarmoff Trust, an Indiana trust (“Trust”), Anita G. Blankenship, the sole trustee of Trust, and Daro Blankenship, agrees to the joint filing of an Amendment 1 to their Statement on Schedule 13D (including further amendments thereto) with respect to the Common Stock, $.001 par value per share, of Vadda Energy Corporation, a Florida corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings.  Each of Trust, Daro Blankenship and Ms. Blankenship acknowledges that such party is responsible for the timely filing of such party’s own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning such party, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: September 21, 2011	THE MOARMOFF TRUST

	By:	/s/ Anita G. Blankenship
	Name:	Anita G. Blankenship
	Title:	Trustee

/s/ Anita G. Blankenship
Anita G. Blankenship, Individually

/s/ Daro Blankenship
Daro Blankenship, Individually